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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                               (AMENDMENT NO. N/A)

                           EUROWEB INTERNATIONAL CORP.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    298801101

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                                 (CUSIP Number)

                              FRANK COHEN, CHAIRMAN
                           EUROWEB INTERNATIONAL CORP.
                                 445 PARK AVENUE
                                NEW YORK NY 10022

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 15, 2000

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            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.____________



                         (Continued on following pages)

                          (Page 1 of     6     Pages)


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CUSIP NO.  298801101                       13D       PAGE___2___OF ____6___PAGES
--------------------                                 ---------------------------
    1       NAMES OF REPORTING PERSONS               KPN TELECOM B.V.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ~~
                                                                 (b) ~~
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS                                      WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                    ~~
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 NETHERLANDS
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   NUMBER OF SHARES           7        SOLE VOTING POWER        15,079,148   1,2
     BENEFICIALLY       -------------  -----------------------------------------
    OWNED BY EACH             8        SHARED VOTING POWER
      REPORTING         -------------  -----------------------------------------
     PERSON WITH              9        SOLE DISPOSITIVE POWER   15,079,148   1,2
                        -------------  -----------------------------------------
                             10        SHARED DISPOSITIVE POWER
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                            15,079,148   1,2
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                           ~~
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      50.68%   1,2
----------  --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON                             CO
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1    This figure includes 3,275,594 shares of Euroweb International Corp. (the
     "ISSUER") common stock, par value $.001 per share (the "ISSUER COMMON STOCK"), covered by this Schedule 13D which remain subject to purchase by KPN Telecom B.V. (the "FILING PARTY") upon exercise of various options granted to the Filing Party under an Amended and Restated Option Agreement (the "OPTION AGREEMENT") dated as of 19th November, 1999 as amended and restated on 13th December, 1999 and described in Item 4 of this Schedule 13D. Each option granted under the Option Agreement may only be exercised by the Filing Party to preserve its majority interest in the Issuer upon exercise by a third party of an option or warrant for an identical number of shares of Issuer Common Stock, as specified in the Option Agreement.

     Before the exercise of any option under the Option Agreement, the Filing Party is not entitled to any rights as a shareholder of the Issuer as to the 3,275,594 shares of Issuer Common Stock which are the subject of an option under the Option Agreement which has not yet been exercised. The Filing Party expressly disclaims beneficial ownership of any of the shares of the Issuer Common Stock that are purchasable by the Filing Party upon exercise of any option under the Option Agreement until such time as the Filing Party exercises such option and purchases any such shares of the Issuer Common Stock.

     Based on the number of shares of Issuer Common Stock which the Filing Party has various options to purchase under the Option Agreement, the number of shares of Issuer Common Stock indicated represents 50.68% of the total outstanding shares of Issuer Common Stock, including shares of Issuer Common Stock to be issued pursuant to third party options and warrants (as described in the Option Agreement).

2 After giving effect to the exercise in full of each option under the Option Agreement.


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                                                 PAGE___3___OF ____6___PAGES
ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (the "SCHEDULE 13D") relates to the common stock, par value $.001 per share (the "COMMON STOCK"), of Euroweb International Corp. (the "ISSUER"), whose principal executive office is at 445 Park Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

(a), (b), (c)

This Schedule 13D is filed by KPN Telecom B.V. (the "FILING PARTY"), a Netherlands limited liability company incorporated in the Netherlands, whose registered office is at Maanplein 5, The Hague, Netherlands. The Filing Party is a wholly-owned subsidiary of KPN Royal Dutch Telecom N.V.

The Filing Party is a telecommunications company with operations in Europe, America and Asia.

(d), (e)

During the last five years, neither the Filing Party nor, to the best of its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filing Party has paid a total of $18,346,252 for 11,803,554 shares of Issuer Common Stock. This has been funded from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

Pursuant to an Amended and Restated Subscription Agreement (the "SUBSCRIPTION AGREEMENT") dated as of 19th November, 1999 as amended and restated on 13th December, 1999, the Filing Party agreed to acquire a 51% interest in the Issuer. Under an Amended and Restated Option Agreement (the "OPTION AGREEMENT") dated as of 19th November, 1999 as amended and restated on 13th December, 1999, the Issuer granted to the Filing Party certain options to acquire additional shares to maintain its majority interest in the Issuer.
Each option under the Option Agreement is exercisable only upon exercise by a third party of an option or warrant in respect of a number of shares which corresponds to the number of shares covered by the option granted to the Filing Party.

Under the Subscription Agreement, the Filing Party subscribed for 10,286,742 shares of Issuer Common Stock at $1.58 per share (representing 51% of the outstanding shares of Issuer Common Stock as of 26th October, 1999) and 1,516,812 shares of Issuer Common Stock at $1.38 per share (being a number of shares equal to the number of shares of Issuer Common Stock which were the subject of exercise of a third party option or warrant between 26th October, 1999 and the date of this Schedule 13D).

As of the date of this Schedule 13D, the Issuer has 23,203,706 shares outstanding, of which the Filing Party owns 11,803,554 shares, representing 50.87% of the outstanding shares of Issuer Common Stock. The Filing Party has options under the Option Agreement to acquire a further 3,275,594 shares (after giving effect to third party options and corresponding Filing Party options which have lapsed without being exercised as of the date of this Schedule 13D) at $1.38 per share.


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                                                  PAGE___4___OF ____6___PAGES
Assuming exercise of all third party options and options held by the Filing Party as set out in the Option Agreement (other than third party options and corresponding Filing Party options which have lapsed without being exercised as of the date of this Schedule 13D), 29,754,894 shares of Issuer Common Stock would be outstanding, of which 15,079,148 would be owned by the Filing Party.

Two directors of the Issuer prior to the acquisition by the Filing Party of the shares subject of this Schedule 13D, Richard Maresca and Donald Robertson, have resigned from the board. Marten Pieters, an executive vice president of the Filing Party, and Andre Burg, an advisor to the Filing Party, replaced them as members of the board of directors of the Issuer.

References to, and descriptions of, the Subscription Agreement and the Option Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Subscription Agreement and the Option Agreement attached to this Schedule 13D as Exhibits 1 and 2, respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a), (b)

As of the date of this Schedule 13D, the Filing Party owns 11,803,554 shares of Issuer Common stock and has options to acquire 3,275,594 shares of Issuer Common Stock. In aggregate, these shares constitute 50.68% of the outstanding shares of Issuer Common Stock on a fully diluted basis.

Before exercising an option under the Option Agreement, the Filing Party (1) is not entitled to any rights as a shareholder of the Issuer as to the shares of Issuer Common Stock which are the subject of the relevant option and (2) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Filing Party upon exercise of the relevant option because the option is only exercisable when a third party exercises a corresponding option or warrant.

(c)

Other than as set forth in Item 5(a) and (b), to the best of the Filing Party's knowledge as of the date of this Schedule 13D, (1) neither the Filing Party nor any of its subsidiaries or affiliates nor any of its executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (2) there have been no transactions in shares of Issuer Common Stock effected during the past 60 days by the Filing Party, its subsidiaries and affiliates, or its executive officers or directors.

(d)

No other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock obtainable by the Filing Party upon exercise of each option under the Option Agreement.

(e)

Not  applicable.

References to, and descriptions of, the Subscription Agreement and the Option Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Subscription Agreement and the Option Agreement attached to this Schedule 13D as Exhibits 1 and 2, respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.



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                                                    PAGE___5___OF ____6___PAGES
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 is incorporated in this Item 6 by reference. Copies of the Subscription Agreement and the Option Agreement are attached to this Schedule 13D as Exhibits 1 and 2, respectively.

To the best of the Filing Party's knowledge, except as described in this
Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following are attached as exhibits:

Exhibit Description

1. Amended and Restated Subscription Agreement dated as of 19th November, 1999 as amended and restated on 13th December, 1999

2. Amended and Restated Option Agreement dated as of 19th November, 1999 as amended and restated on 13th December, 1999



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             23rd February, 2000
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                                                          (Date)
                                            /s/ Marten Pieters
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                                                       (Signature)
                                            Executive Vice-President
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                                                       (Name/Title)